UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on news in the press

—

Rio de Janeiro, November 24, 2020 – Petróleo Brasileiro S.A. – Petrobras, in relation to the news published in the media, regarding the divestment of the Papa-Terra field, Campos Basin, clarifies that the stage of receiving binding offers was completed on 9/29/2020. As a result, on 10/29/2020, negotiations started with Starboard Asset Ltda (Starboard), a fund manager that has a relevant stake in 3R OG Petroleum. The amount offered by Starboard is approximately US$ 90 million, considering firm and contingent payments, and there is no deadline for the end of the negotiations.

The beginning of negotiations with the participant who presented the best proposal is an expected unfolding in the divestment projects, of which, according to the Divestment Methodology, there is no forecast of disclosure to the market. The signing of the contracts related to this divestment is subject to the success of such negotiations and to obtaining the necessary corporate approvals. Thus, it is not possible to anticipate at this point whether the transaction will be completed and, if so, what the final amount will be paid.

Finally, Petrobras reinforces its commitment to the broad transparency of its divestment projects and portfolio management and informs that subsequent steps will be disclosed to the market according to the company's Divestment Methodology.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer